Exhibit 99.8

PRESS RELEASE

Capital increase reserved for employees of
TotalEnergies in 2024

Paris, February 16, 2024 - In accordance with its policy in favor of employee shareholding, TotalEnergies SE (the “Corporation”) is implementing its annual capital increase reserved for employees and former employees of the TotalEnergies company (the “Company”). Through this operation, TotalEnergies SE intends to continue involving its employees in the Company’s growth. Employee shareholders, within the meaning of Article L. 225-102 of the French Commercial Code and article 11 par. 6 of the Articles of Association of TotalEnergies SE, held 7.4% of TotalEnergies SE’s share capital as of December 31, 2023.

The sixteenth resolution of the Shareholders’ Meeting held on May 26, 2023 granted the Board of Directors (the “Board”) the authority to decide, within a maximum period of 26 months, to carry out one or more capital increases of ordinary shares without preferential subscription rights, not to exceed 1.5% of the share capital at the date of the Board meeting deciding on the operation and reserved to members of a savings plan pursuant to the provisions of Articles L. 225-129 et seq., L. 225-138 and L. 225-138-1 of the French Commercial Code and Articles L. 3332-1 to L. 3332-9 and L. 3332-18 to L. 3332-24 of the French Labor Code.

The Board, pursuant to the above-mentioned authorization, decided during its meeting on September 21, 2023, to carry out, in 2024, a new share capital increase reserved for employees and former employees of the Company pursuant to the following conditions:

' Maximum number of shares to be offered and total amount of the offer: 18 million shares with a nominal value of €2.50 each, representing a total nominal amount of €45 million, which is the equivalent of 0.72% of the share capital as of the date of the Board’s decision.

' Description of the newly issued shares: same category as existing TotalEnergies shares with immediate dividend rights. The rights attached to the newly issued shares are the same as the rights attached to the existing shares of the Corporation, and are described in the Articles of Association of TotalEnergies SE.

' Listing of the newly issued shares on Euronext: on the same line as existing TotalEnergies shares (ISIN code FR0000120271), from their issuance. American Depositary Receipts admitted to trading on the New York Stock Exchange may be issued in exchange for the new shares.

' Share subscription price: equal to price corresponding to the average of the closing prices of the TotalEnergies shares on Euronext over the 20 trading sessions preceding the date of the decision setting the opening date for the subscription period, reduced by a 30% discount, and rounded off to the highest tenth of a euro. The subscription price will be definitively fixed before the beginning of the subscription period.

' Indicative timeline (subject to the Chairman and CEO’s decision):

-      Determination of the subscription price: April 25, 2024;

-     Subscription period: from April 29, 2024 to May 14, 2024 (included).

Please refer to the appendix to this press release for further information on this operation.

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, more sustainable, more reliable and accessible to as many people as possible. Active in nearly 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The program, reserved to eligible employees and retirees of the Company, will be implemented in France as well as in certain foreign countries, including the United States, where the shares offered in the United States will be registered with the Securities and Exchange Commission (SEC). Shares and FCPE units offered outside the United States will not be registered with the SEC. In particular, the units of the below-mentioned FCPEs cannot be offered or sold in the United States directly or indirectly (or in its territories or possessions), or for the benefit of a "U.S. Person", as defined in American regulations. Persons wishing to subscribe to units in these FCPEs, will have to certify, when subscribing, that they are not "U.S. Persons". The definition of "U.S. Person" is available on the FCPE Management Company's website (www.amundi.com).

This press release is produced for information purposes only and does not constitute an offer for the sale or the subscription of securities. Moreover, this press release should not be distributed in the countries where the offering remains subject to approval of the local authorities.

The offer will be issued only in the countries where the local administrative and regulatory procedures have been implemented (in particular, the registration procedures, notification, granting of authorizations and/or applicable exemptions and the information or the consultation of the representatives of the employees).

This press release represents the document required to qualify for the exemption from the requirement to publish a prospectus as defined in Articles 1 4°i) and 5°h) of the Regulation (UE) 2017/1129 of June 14, 2017.

APPENDIX TO THE PRESS RELEASE ON FEBRUARY 16, 2024

ISSUER: TotalEnergies SE

Information related to TotalEnergies SE is available on its website (www.totalenergies.com) and more specifically in its 2020 Universal Registration Document, the French version of which was filed with the Autorité des marchés financiers (“AMF”) on March 24, 2023 under the registration number D. 23-0144 and is also available free of charge at the head office of TotalEnergies SE.

SCOPE OF THE RESERVED OFFERING: CORPORATIONS AND BENEFICIARIES

Approximately 115,000 beneficiaries are eligible to participate in the 2024 capital increase. Subject to compliance with regulations and required administrative approvals being obtained in the different countries, this capital increase will be reserved to employees and former employees of the Corporation and its French and non-French subsidiaries, the capital or voting rights of which, as of the opening date for the subscription period, are directly or indirectly held at more than 50% by TotalEnergies SE (the “Subsidiaries”), members of the PEG-A:

-	employees of TotalEnergies SE and its Subsidiaries:
▪	who have at least 3 months of employment with the Company as of the last day of the subscription period; and
-	former employees of TotalEnergies SE or the Subsidiaries, if they:
▪	have left the Company due to retirement or early retirement;
▪	had made at least one payment in the PEG-A before termination of their employment;
▪	still have assets invested in the PEG-A, and, thus, are members of the plan.

MATCHING CONTRIBUTION

Employees subscribing to the offering will benefit from a matching contribution in the form of a free allotment of additional shares, determined based on the amount of the personal contribution and within the limits of ten free shares per employee and within the maximum amount of the offering set by the Board at its meeting on September 21, 2023.

SUBSCRIPTION TERMS AND CONDITIONS

The beneficiaries will have the opportunity to subscribe via employee shareholding funds (“FCPEs”) created for the needs of this offering and which have been approved by the AMF. In the countries where this option is not available the shares will be directly subscribed.

Voting rights attached to the shares subscribed through an FCPE will be exercised by the Supervisory Board of such FCPE. With respect to the shares subscribed directly by employees, the voting rights will be exercised by the subscribers individually.

MAXIMUM SUBSCRIPTION

Pursuant to Article L. 3332-10 of the French Labor Code, the amount of the payments made each year by an employee as part of a savings plan (excluding matching contribution and profit-sharing schemes, i.e., intéressement and participation) cannot exceed one quarter of the employee’s gross annual salary.

LOCK-UP PERIOD FOR THE UNITS OR SHARES

Pursuant to Article L. 3332-25 of the French Labor Code, shares or FCPE units subscribed in this offering must be held during a lock-up period of five years, except for certain early release cases provided for by Articles L. 3324-10 et R. 3324-22 of the French Labor Code. For beneficiaries who are not French tax residents, the list of early release cases may be adapted due to legal provisions applicable locally.

RULE FOR REDUCTION OF SUBSCRIPTION REQUESTS

The capital increase will be fulfilled by the total number of shares subscribed directly by employees and via the FCPEs. If the total number of subscribed shares exceeds the maximum number of shares offered by the Board of Directors at its meeting on September 21, 2023 (18 million shares, including shares allotted as an immediate employer contribution), the subscriptions will be cut back in the following manner:

-	all subscription undertakings will be fully honored up to the subscription average, defined as the quotient between the maximum number of shares offered by the Board and the number of subscribers,
-	subscriptions undertakings that exceed the subscription average will be fulfilled in proportion to the number of subscription undertakings not yet fulfilled with the reduction being made as follows:
▪	the reduction will be carried out on a pro rata basis according to the subscription undertakings; and
▪	the reduction will be carried out first on the portion of the offer paid in cash, then on the portion paid with salary advance and then, when applicable, on the portion paid with profit-sharing schemes.